Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-206953

Final Term Sheet

Issuer:	SunTrust Banks, Inc. (“SunTrust”)

Title of Security:	Depositary Shares, each representing a 1/100th interest in a share of Perpetual Preferred Stock, Series G

Number of Depositary Shares:	750,000 Depositary Shares (representing an aggregate of 7,500 shares of Perpetual Preferred Stock, Series G)

Aggregate Liquidation Preference:	$750,000,000 ($100,000 per share of Perpetual Preferred Stock, Series G, equivalent to $1,000 per Depositary Share)

Dividend Rate:	From May 2, 2017 to, but excluding, June 15, 2022, at a rate of 5.05% per annum, and from and including June 15, 2022 until the redemption date (if any) at a floating rate equal to three-month LIBOR plus a spread of 3.102% per annum.

Dividend Payment Dates:	The 15th day of June and December each year, commencing December 15, 2017 and ending June 15, 2022 and, from and including June 15, 2022, the 15th day of March, June, September and December each year, beginning September 15, 2022.

Non-Cumulative Dividends:	Dividends will not be cumulative and SunTrust will have no obligation to pay any undeclared and unpaid dividends.

Redemption:	(i) On any Dividend Payment Date occurring on or after June 15, 2022, in whole or in part, at $1,000 per depositary share, plus any declared and unpaid dividends, and (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Event (as defined in the prospectus supplement), at a redemption price of $1,000 per depositary share, plus any declared and unpaid dividends.

Voting Rights:	None, except with respect to certain material and adverse changes in the terms of the Perpetual Preferred Stock, Series G, the creation of shares ranking senior to the Perpetual Preferred Stock, Series G, in the case of certain dividend non-payments, and as may otherwise be required by law.

Trade Date:	April 27, 2017

Expected Settlement Date:	T+3; May 2, 2017

Initial Offering Price to the Public:	$1,000 per Depositary Share

Purchase Price by Underwriters:	$990 per Depositary Share

Net Proceeds (before expenses) to the Issuer:	$742,500,000

Expected Ratings*:	Baa3 (Moody’s) / BB+ (S&P) / BB (Fitch)

CUSIP/ISIN:	867914 863 / US8679148630

Joint Bookrunners:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC

*	An explanation of the significance of securities ratings may be obtained from the assigning rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the depositary shares should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC at Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037, email: newyork.prospectus@credit-suisse.com; Goldman, Sachs & Co. at Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, email: prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC at Investment Banking Information Center, 1585 Broadway, 29th Floor, New York, NY 10036, telephone: 1-866-718-1649; or SunTrust Robinson Humphrey, Inc. at 3333 Peachtree Road, 11th Floor, Atlanta, GA 30326, telephone: 1-800-685-4786.

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